JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 21, 2024

Mr. David Mathews

Attorney-Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File No. 333-280732)
Form N-14, The Cook & Bynum Fund

Dear Mr. Mathews:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that that were provided to Practus, LLP (“Practus”) on August 6, 2024 by Jeffrey Long, and which you provided to Practus on August 8, 2024. The comments relate to a registration statement on Form N-14 with respect to the reorganization of The Cook & Bynum Fund, a series of the Cook & Bynum Funds Trust, into a new “shell” series of the Trust, known as The Cook & Bynum Fund (the “Registration Statement”), which was filed with the Commission on July 9, 2024 under Rule 488 of the Securities Act of 1933, as amended. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the Registration Statement.

General Comments

●	Please file this comment response letter on EDGAR.
●	Please also send via email to David Mathews, redlined or marked pages of revised disclosure.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement.

Response: The Trust acknowledges the points made above in the “General Comments.”

Shareholder Letter

1.	Comment: In the Shareholder Letter, please describe the reasons why the Trust’s Board of Trustees concluded that the Reorganization would lower total expenses for the existing Cook & Bynum Fund, improve the Fund’s visibility in the marketplace and the prospect to increase assets.

Mr. David Mathews

Division of Investment Management

U.S. Securities and Exchange Commission

August 21, 2024

Response:  The Fund has disclosed the following in the Shareholder Letter in response to the Staff’s comment:

As part of a series trust with multiple portfolios, certain common expenses for the World Funds Trust applicable to the Acquiring Fund may be lower over time than similar expenses currently paid by the Acquired Fund as part of the Cook & Bynum Funds Trust.

Further, the Board of Trustees considered that because World Funds Trust has a greater number of portfolios and investment advisers than the current Cook & Bynum Funds Trust, the Acquiring Fund may have greater marketplace exposure for its unique investment strategy than the Acquired Fund does as part of a single series trust, with one adviser. World Funds Trust provides marketplace exposure for its portfolios and advisers through a webpage highlighting its individual money managers and the portfolios in the trust they advise. The Board of Trustees further considered that because the Acquiring Fund would be part of a larger series trust with greater marketplace exposure than the Acquired Fund’s current single-series trust format, this may lead to an increase in assets over time for the Acquiring Fund, which may lower the Fund’s total annual fund operating expenses.

Questions and Answers Section

2.	Comment: The answer to the question “What am I being asked to vote upon?” states that: You are being asked to approve an Agreement and Plan of Reorganization (the “Agreement”) to affect the reorganization of The Cook & Bynum Fund, a series of the Cook & Bynum Funds Trust (the “Acquired Fund”), of which you own shares into the corresponding newly formed Cook & Bynum Fund (the “Acquiring Fund”), in a different mutual fund family, sponsored by Commonwealth Fund Services, Inc. (emphasis on “sponsored”). Please disclose any sponsorship arrangements between the new Cook & Bynum Fund as part of the Trust and Commonwealth Fund Services, Inc., in addition to CFS’ role as fund administrator.

Response: Commonwealth Fund Services, Inc. is not a sponsor to the Acquired Fund, the Acquiring Fund or the Trust, and accordingly, there are no sponsorship arrangements. The referenced disclosure has been revised to state the Commonwealth Fund Services, Inc. is the fund administrator (rather than sponsor).

3.	Comment: In the response to the question “Are there any significant differences between the advisory fee or total annual fund operating expenses of The Cook & Bynum Fund and the corresponding Acquiring Fund?” it states the Acquired Fund and the Acquiring Fund pay the same contractual advisory fee to CBCM of 1.49% annually. This response also states that the Acquiring Fund will pay the same total annual fund operating expenses after the Reorganization, as compared to the Acquired Fund’s current total annual fund operating expenses of 1.49%, after the effect of CBCM’s expense limitation agreement. Since there will be no immediate reduction in fees and costs to shareholders, clarify that CBCMs reduced subsidization is a benefit to CBCM as the adviser, rather than shareholders in the response to the question “Why is the Reorganization being Proposed?”

Response: In the response to the question “Why is the Reorganization being Proposed?” the following disclosure has been added as the last sentence of the first paragraph: Given that there will be no immediate reduction in the Acquired Fund’s overall expense ratio considering the effect of CBCM’s expense limitation agreement at the closing of the Reorganization, CBCM’s reduced subsidy of Fund expenses is a benefit to CBCM and not shareholders of the Acquired Fund.

Mr. David Mathews

Division of Investment Management

U.S. Securities and Exchange Commission

August 21, 2024

4.	Comment: In the response to the question “Why is the Reorganization being Proposed?” clarify statements that the Reorganization would potentially decrease the Fund’s combined overall expense ratio, with statements elsewhere that the Acquiring Fund will pay the same total annual fund operating expenses after the Reorganization, as compared to the Acquired Fund’s current total annual fund operating expenses of 1.49%, after the effect of CBCM’s expense limitation agreement.

Response: In the response to the question “Why is the Reorganization being Proposed?” the following disclosure has been added as the last sentence of the new second paragraph: While this potential decrease in Fund expenses due to an increase in assets may not occur in the near future following the Reorganization, CBCM’s expense limitation agreement continues to benefit Fund shareholders so that they pay the same total annual fund operating expenses after the Reorganization.

5.	Comment: In the response to the question “Are there any significant differences between the advisory fee or total annual fund operating expenses of The Cook & Bynum Fund and the corresponding Acquiring Fund?” please briefly describe how the Acquired Fund’s existing expense limitation agreement will be terminated and the impact that this will have on the Fund’s reimbursement obligations including whether the right to reimbursement will survive the Reorganization and become an obligation of the Acquiring Fund.

Response: In the response to the question “Are there any significant differences between the advisory fee or total annual fund operating expenses of The Cook & Bynum Fund and the corresponding Acquiring Fund?” the following disclosure has been added as the last paragraph of this section: The Acquired Fund’s current expense limitation agreement will terminate by its terms automatically upon the termination of the investment advisory agreement with CBCM. CBCMs investment advisory agreement with the Acquired Fund will terminate upon the closing of the Reorganization. The Acquired Fund’s expense limitation agreement provides that, in any year in which the investment advisory agreement is in effect, CBCM may be permitted to recover expenses it has borne through the expense limitation agreement to the extent that the Fund’s expenses in later periods fall below the annual rate of 1.49%, but only to the extent it does not cause the operating expenses to exceed 1.49% of average daily net assets. As of March 31, 2024, CBCM may recover fee reductions and expense reimbursements totaling $204,431, $381,321, $421,069 and $243,342 from the Acquired Fund. CBCM may recover these amounts no later than March 31, 2027, and September 30th of 2026, 2025, and 2024, respectively. In reality, however, when CBCM lowered the management fee charged to the Acquired Fund to 1.49% to match the total expense ratio cap, CBCM essentially internalized the Fund’s cost structure and implicitly eliminated its ability to recapture any of the Acquired Fund’s previously waived fees and expenses. Further, CBCM’s right to reimbursement does not survive the termination of the existing expense limitation agreement, and accordingly, CBCMs right to reimbursement of these waived fees with respect to the Acquired Fund will not continue after the consummation of the Reorganization.

Mr. David Mathews

Division of Investment Management

U.S. Securities and Exchange Commission

August 21, 2024

6.	Comment: In the response to the question “What will happen if shareholders of The Cook & Bynum Fund do not approve the Agreement?” please describe what will happen if Fund shareholders do not approve the Reorganization. Please state if liquidation of the Fund or seeking out other acquisition candidates are courses of action, and if not, why not.

Response: In the response to the question “What will happen if shareholders of The Cook & Bynum Fund do not approve the Agreement?” the following disclosure has been added as the last sentence of this section: CBCM has decided that if the Reorganization is not approved by shareholders or if the Reorganization is not completed for any reason, that it will continue managing the Fund under a sole series trust for which it has operated since inception in 2009. Furthermore, CBCM has determined that creating a taxable event for Fund shareholders through a liquidation, or seeking out another fund as a merger partner is not in the best interests of shareholders considering CBCMs unique management style and history of providing advisory services to the Fund.

7.	Comment: In the response to the question: “Will The Cook & Bynum Fund or the Acquiring Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganization?” please state the estimated fees and expenses to be paid by the adviser in connection with the Reorganization.

Response: In response to the staff’s comment the following disclosure has been added to the response: The estimated fees and expenses expected to be paid by CBCM associated with the Reorganization are approximately $96,000.

Combined Proxy Statement/Prospectus

8.	Comment: In the section of the combined Proxy Statement/Prospectus, under the heading “Additional information about the Funds is available in the:” please include hyperlinks to the Prospectuses, SAIs and Annual/Semi-Annual Reports as filed on EDGAR.

Response: In response to the staff’s comment, hyperlinks have been, or will be included for each Prospectus, SAI and Annual/Semi-Annual Reports as filed on EDGAR.

Mr. David Mathews

Division of Investment Management

U.S. Securities and Exchange Commission

August 21, 2024

Annual Fund Operating Expenses Table

9.	Comment: Please make sure that the annual fund operating expenses table included in the Form N-14 matches the table included in the Acquiring Fund’s prospectus. Please include footnotes to the table disclosing any fee waiver or reimbursement agreements. Confirm that there are no reimbursement provisions applicable.

Response: The annual fund operating expense table in the Form N-14 matches the same table included in the prospectus for the Acquiring Fund, including footnotes relating to the expense limitation agreement. There are reimbursement provisions included in the expense limitation agreement applicable to the Acquiring Fund that are disclosed in the second footnote to the table, as follows:

** Pursuant to an agreement between the Fund and Cook & Bynum Capital Management, LLC (the “Adviser”), to the extent that the aggregate expenses incurred by the Fund, including but not limited to investment advisory fees of the Adviser (but excluding interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) exceed 1.49% of the Fund’s daily net assets are the liability of the Adviser. This agreement is in effect through February 1, 2026, and thereafter is reevaluated on an annual basis. The Trust’s Board of Trustees and the Advisor may terminate or modify the agreement prior to February 1, 2026 only by mutual written consent. This agreement shall terminate automatically upon the termination of the investment management agreement with the Adviser. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three-years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

10.	Comment: Please confirm in correspondence that the Acquired Fund’s annual fund operating expenses as of ten months ago remain current. Clarify in the footnote concerning “Other Expenses” that the estimate of these expenses for the first year applies only to the Acquiring Fund.

Response: The Acquired Fund’s annual fund operating expenses stated in the expense table remain current. In response to the staff’s comment, the footnote to the annual fund operating expense table has been revised to state that Other Expenses are estimated for the Acquired Fund’s first fiscal year.

Market Timing

11.	Comment: Address whether the Acquired Fund’s 2% redemption fee on Fund shares redeemed in 60 days or less from the date of purchase was adopted to discourage market timing and if so, since the Acquiring Fund will not have this redemption fee, state how market timing policies are substantially similar.

Response: In response to the staff’s comment, a new second sentence under the heading “Market Timing” has been added to state: The Acquired Fund adopted a 2% redemption fee on Fund shares redeemed in 60 days or less from the date of purchase in order to discourage short term trading. The Acquired Fund and the Acquiring Fund have substantively similar market timing policies and procedures, although the Acquiring Fund does not charge a redemption fee.

Board Considerations

12.	Comment: In the section titled “Board Considerations” in addition to the factors considered by the Board of Trustees included in the Form N-14, please describe details to the business reasons prompting the Acquired Fund to seek to reorganize and the nature of the discussions with CBCM that precipitated the Reorganization. In correspondence please describe if applicable any additional agreements or understandings between CBCM and the Trust not reflected in the investment advisory agreement or other exhibits filed as part of the Form N-14.

Response: In response to the staff’s comment, the Fund notes that the business reasons prompting the Acquired Fund to seek to reorganize and the nature of the discussions with CBCM that precipitated the Reorganization are stated in the Proxy Statement/Prospectus. Accordingly, no additional disclosures are included. Further, there are no additional agreements or understandings between CBCM and the Trust not reflected in the investment advisory agreement or other exhibits filed as part of the Form N-14.

Capitalization Table

13.	Comment: Please provide the date of the disclosures in the capitalization table. Explain why the net assets and net asset value per share are the same for the Acquired Fund and the Acquiring Fund? The net assets and net asset value per share should be $0 for the Acquiring Fund.

Response: The capitalization table has been revised in accordance with the staff comments, as follows:

	Acquired Fund	Acquiring Fund	Pro Forma Adjustments	Acquiring Fund (pro forma)
Net Assets:
	$77,207, 104	$0	$0	$77, 207,104
Net Asset Value Per Share:
	$16.79	$0	$0	$16.79
Shares Outstanding:	4,597,370	0	0	4,597,370

Ownership of Shares

14.	Comment: Under the heading “Ownership of Shares” please disclose any persons who own beneficially 5% or more of the Acquired Fund’s shares.

Response: In response to the staff’s comments, the required information concerning owners of the Acquired Fund’s shares at the record date has been included under the heading “Ownership of Shares.”

Comparison of Investment Objectives and Principal Investment Strategies and Comparison of Principal Risks

15.	Comment: Under the heading “Comparison of Investment Objectives and Principal Investment Strategies” and “Comparison of Risks” please update these throughout the charts concerning strategy, risk factors and other material disclosures to conform these to all revisions made to the corresponding disclosures in the Rule 485(a) filing prospectus for the Acquiring Fund, based on SEC staff comments.

Response: The Fund has revised the sections titled “Comparison of Investment Objectives and Principal Investment Strategies” and “Comparison of Risks” throughout the charts concerning strategy, risk factors and other material disclosures to conform these to all revisions made to the corresponding disclosures in the Rule 485(a) filing prospectus for the Acquiring Fund, based on SEC staff comments.

Other

16.	Comment: In correspondence, please advise what if any exemptive orders the Acquired Fund, is adviser or their affiliates have obtained that will be relied upon by the Acquiring Fund.

Response:   The Acquiring Fund does not anticipate relying on any exemptive orders received by the Acquired Fund, its adviser or affiliates.

Mr. David Mathews

Division of Investment Management

U.S. Securities and Exchange Commission

August 21, 2024

Financial Highlights

17.	Comment: Please include supplemental financial highlights information for the semi-annual period ended March 31, 2024 in the Financial Highlights table.

Response: The Financial Highlights table has been updated to include financial highlights for the semi-annual period ended March 31, 2024.

Agreement and Plan of Reorganization

18.	Comment: In section 9.2 of the form of Agreement and Plan of Reorganization, considering the hedge clauses in the Agreement, please confirm in correspondence that neither the Acquired Fund nor the Acquiring Fund will bear any costs related to the Reorganization.

Response: In response to the staff’s comment, CBCM will bear the expenses of the Acquired Fund and the Acquiring Fund as stated in the Agreement and Plan of Reorganization. Neither the Acquired Fund nor the Acquiring Fund will bear any costs relating to the Reorganization.

19.	Comment: Confirm in correspondence that neither the Acquired Fund nor the Acquiring Fund will indemnify any officer, trustee, underwriter or affiliate against liability under the Securities Act of 1933, or for willful misfeasance, bad faith, gross negligence or reckless disregard in connection with the Reorganization or otherwise.

Response: The Acquired and the Acquiring Funds confirm that neither such fund will provide this indemnification cited in your comment.

Statement of Additional Information

20.	Comment: Confirm that there will be no portfolio repositioning by the Acquired Fund prior to the Reorganization.

Response: CBCM has verified that there will be no portfolio repositioning in the Acquired Fund prior to the Reorganization.

Exhibits

21.	Comment: Confirm that the legal opinion will be filed as an exhibit to a pre-effective amendment to the Form N-14.

Response: In response to the staff’s comment, the legal opinion as to shares issued in the Reorganization has been filed as an exhibit to a pre-effective amendment to the Form N-14.

*                *                *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively